68
As filed with the Securities and Exchange Commission on October 13, 2006
Registration No. 333-__________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933, as Amended

INSITE VISION INCORPORATED
(Exact Name of Registrant As Specified In Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	94-3015807 (I.R.S. Employer Identification Number)

965 Atlantic Avenue
Alameda, California 94501
(510) 865-8800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

S. Kumar Chandrasekaran, Ph.D.
Chairman of the Board, President and Chief Executive Officer
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501
(510) 865-8800
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Timothy R. Curry, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
(650) 473-2600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to the General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.01 par value, and Common Stock issuable upon the exercise of warrants (1)	5,748,091(2)	$1.52	$8,737,098.32	$934.87

(1)   Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 as amended (the “Securities Act”). Pursuant to Rule 457(c) under the Securities Act, this per share amount is based on the average high and low prices of our common stock on October 11, 2006 as reported on the American Stock Exchange. Estimated solely for the purpose of calculating the registration fee.

(2)   Includes 958,015 shares of common stock that may be acquired by selling stockholders upon exercise of warrants issued in connection with our August 15, 2006 private placement. In addition to the shares set forth in the table, the amount to be registered includes an unidentified number of shares that may become issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416(a) under the Securities Act.

The Registrant hereby amends this registration statement on such date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment specifically stating that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(SUBJECT TO COMPLETION, DATED OCTOBER 13, 2006)

5,748,091 Shares

INSITE VISION INCORPORATED
Common Stock, par value $0.01 per share

This prospectus relates solely to the resale of (i) 4,790,076 shares of InSite Vision common stock and (ii) up to an aggregate of 958,015 shares of InSite Vision common stock issued or issuable upon exercise of warrants, in each case as were sold to those investors listed beginning on page 18 of this prospectus in our private placement that closed on August 15, 2006.

The selling stockholders identified in this prospectus (which term as used herein includes their pledgees, donees, transferees or other successors-in-interest) may offer the shares or interests therein from time to time through public or private transactions at prevailing market prices or at privately negotiated prices.

We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders. However, if the warrants are exercised we will receive cash for the exercise price of the warrants, which is initially $1.51 for each share of common stock issued upon exercise of the warrants. If all of the warrants issued in our private placement are exercised, we would receive an aggregate of $1,446,602 in cash. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

Our common stock is quoted on The American Stock Exchange under the symbol “ISV.” On October 11, 2006, the closing sale price for our common stock was $1.50 per share.

The mailing address and telephone number of our principal executive offices is 965 Atlantic Avenue, Alameda, California 94501; (510) 865-8800.

The shares of our common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____, 2006.

You should rely only on the information included in or incorporated by reference into this prospectus or information we have referred to in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus is accurate on the date of this prospectus and may become obsolete later. Neither the delivery of this prospectus, nor any sale made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus. References to “InSite Vision,” “we”, “us” or “our” refer to InSite Vision Incorporated.

PROSPECTUS SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should carefully read the entire prospectus and the other documents to which we may refer you, including “Risk Factors,” beginning on page 3, and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

InSite Vision Incorporated

We are an ophthalmic product development company focused on ophthalmic pharmaceutical products based on our proprietary DuraSite® eyedrop-based drug delivery technology, as well as developing genetically-based technologies for the diagnosis, prognosis and management of glaucoma.

With our existing resources we are focusing our research and development and commercial efforts on the following:

•	AzaSite (ISV-401), a DuraSite formulation of azithromycin, a broad spectrum antibiotic;
•	AzaSite Plus (ISV-502), a DuraSite formulation of azithromycin and a steroid for inflammation; and
•	targeted activities to support the scientific/clinical foundation of our OcuGene glaucoma genetic test based on our ISV-900 technology.

Certain Recent Developments

Closing of Common Stock and Warrant Financing

On August 2, 2006, InSite Vision Incorporated (the “Company”) entered into definitive subscription agreements (the “Subscription Agreements”) with various institutional accredited investors (the “Investors”) for the sale of 4,790,076 shares of Common Stock for an aggregate purchase price of $6.27 million (the “Shares”) and warrants (the “Warrants”) to purchase 958,015 shares of Common Stock of the Company. The private placement closed on August 15, 2006 (the “August Private Placement”).

We intend to use the proceeds from the August Private Placement for continued development and commercialization of AzaSite for the treatment of bacterial conjunctivitis, for working capital and other general corporate purposes. We currently anticipate that the net proceeds from the August Private Placement will enable us to continue our operations as currently planned until approximately the end of December 2006.

We issued the Shares in reliance on an exemption from registration pursuant to Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. In connection with the private placement, we granted the investors registration rights, pursuant to which we are obligated to file a registration statement on Form S-3 for the Shares. These Shares are included in the registration statement on Form S-3 to which this prospectus relates. Please see “Selling Stockholders,” beginning on page 18, for more information.

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The mailing address and telephone number of our sprincipal executive offices is 965 Atlantic Avenue, Alameda, California 94501; (510) 865-8800. Our website is located at www.insitevision.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

The Offering

Common stock offered by selling stockholders (1):	5,748,091 shares

Common stock to be outstanding after the offering(2)(3):	92,708,476 shares

Use of proceeds :
We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. To the extent the warrants are exercised we will receive the exercise price of the warrants, which is initially $1.51 per share. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. See “Use of Proceeds” on page 17.

American Stock Exchange Symbol:	ISV

(1) Consists of (i) 4,790,076 shares of common stock and (ii) 958,015 shares of common stock issuable upon the exercise of warrants with an exercise price of $1.51 per share.

(2) Based on the number of shares actually outstanding on September 30, 2006 and includes the 5,748,091 shares of common stock being offered pursuant to this prospectus.

(3) Excludes, as of September 30, 2006, (A) 6,509,887 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.20 per share, (B) 16,371,427 shares of common stock issuable upon the exercise of outstanding warrants, other than warrants for the 958,015 shares of common stock that are covered by the registration statement of which this prospectus is a part, at a weighted average exercise price of $0.71 per share, (C) 760,794 shares of common stock available for future issuance under our 1994 Stock Option Plan, and (D) 516,158 shares of common stock available for future issuance under our 1994 Employee Stock Purchase Plan.

RISK FACTORS

An investment in our securities involves a high degree of risk and uncertainty. In addition to the other information contained or incorporated by reference in this registration statement and prospectus, you should carefully consider the risks described below before making any investment decision with respect to our securities. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition or results of operations.

Our current cash (including the proceeds from our August Private Placement) will only fund our business until approximately the end of December 2006, excluding repayment of amounts due under our December 2005 and January 2006 Senior Secured Notes. We will need additional funding, either through equity or debt financings or partnering arrangements, that could be further dilutive to our stockholders and could negatively affect us and our stock price

Our independent auditors included an explanatory paragraph in their audit report to our consolidated financial statements for the fiscal year ended December 31, 2005 referring to our recurring operating losses and a substantial doubt about our ability to continue as a going concern.

We only expect our current cash (including the proceeds from our August Private Placement) to enable us to continue our operations as currently planned until approximately the end of December 2006, excluding repayment of amounts due under our December 2005 and January 2006 Senior Secured Notes. At that point, or earlier if circumstances change from our current expectations, we will require substantial additional funding. We cannot assure you that additional funding will be available on a timely basis, or on reasonable terms, or at all. The terms of any securities issued to future investors may be superior to the rights of our then-current stockholders and could result in substantial dilution and could adversely affect the market price for our Common Stock. If we raise funds through the issuance of debt securities, such debt will likely be secured by a security interest or pledge of all of our assets, will require us to make principal and interest payments in cash, securities or a combination thereof, would likely include the issuance of warrants, and may subject us to restrictive covenants. If we do not obtain such additional financing when required, we would likely have to cease operations and liquidate our assets, which are secured by our December 2005 and January 2006 Senior Secured Notes. In addition, the existence of the explanatory paragraph in the audit report may in and of itself harm our stock price as certain investors may be restricted or precluded from investing in companies that have received this notice in an audit report. Further, the factors leading to the explanatory paragraph in the audit report may harm our ability to obtain additional funding and could make the terms of any such funding, if available, less favorable than might otherwise be the case.

In addition, we expect to enter into partnering and collaborative arrangements in the future as part of our business plan, regardless of whether we require additional funding to continue our operations. Such arrangements could include the exclusive licensing or sale of certain assets or the issuance of securities, which may adversely affect our future financial performance and the market price of our Common Stock and we cannot assure you that such arrangements will be beneficial to us. It is difficult to precisely predict our future capital requirements as such requirements depend upon many factors, including:

•	the progress and results of the review of our NDA by the FDA;
•	the progress and results of our preclinical and clinical testing;
•	our ability to establish additional corporate partnerships to develop, manufacture and market our potential products;
•	the progress of our research and development programs;
•	the outcome of possible future legal actions;
•	the cost of maintaining or expanding a marketing organization for OcuGene and the related promotional activities;
•	changes in, or termination of, our existing collaboration or licensing arrangements;
•	whether we manufacture and market any of our other products ourselves;
•	the time and cost involved in obtaining regulatory approvals;

•	the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;
•	competing technological and market developments; and
•	the purchase of additional capital equipment.

If we do not receive additional funding when needed to continue our operations we will likely cease operations and liquidate our assets, which are secured by notes payable to the holders of our December 2005 and January 2006 Senior Secured Notes and our chief executive officer

In the event that we are unable to secure additional funding when required to continue our operations, we will likely be forced to wind down our operations, either through liquidation, voluntary or involuntary bankruptcy or a sale of our assets. As of June 30, 2006, we had outstanding secured indebtedness under our December 2005 and January 2006 Senior Secured Notes (the “Senior Secured Notes”) and a note issued to our chief executive officer in an aggregate principal amount of $6,531,000, which are secured by a lien on all of our assets including our intellectual property. In the event that we wind down operations, whether voluntarily or involuntarily, while these secured notes are outstanding, this security interest enables the holders of our Senior Secured Notes to control the disposition of these assets. If we are unable to repay the amounts due under the secured notes when due, the holders of such notes could cause us to enter into involuntary liquidation proceedings in the event we default on our obligations and could take possession of our assets. If we wind down our operations for any reason, it is likely that our stockholders will lose their entire investment in us.

We may not be able to make principal or interest payments on our Senior Secured Notes

The Senior Secured Notes are secured by a lien on all of our assets, including our intellectual property. $4.3 million in aggregate principal amount under the Senior Secured Notes had an initial maturity date of June 30, 2006, which was extended by us to December 30, 2006. In addition, $2.0 million in aggregate principal amount under the Senior Secured Notes had an initial maturity date of July 11, 2006, which was extended by us to January 11, 2007. If we are unable to enter into additional corporate collaborations, close equity or debt financings or generate sufficient cash flow from our operations and are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our Senior Secured Notes by December 30, 2006 and January 11, 2007, we would be in default under the terms of such notes. In the event of such a payment or other event of default, the holders of the Senior Secured Notes (as well as the holders of our other secured indebtedness) could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or insolvency proceedings. Because the holders of the Senior Secured Notes have a senior security interest in all of our assets, they will have the ability to control the liquidation of our assets and will have first priority on any funds generated therefrom. Our common stockholders will likely not receive any proceeds from such a liquidation. Even if we are successful in raising additional funds, we may be forced to curtail our operating activities in order to meet our obligations under the Senior Secured Notes which could harm our business and prospects.

In addition, the Senior Secured Notes contain various negative covenants, including covenants that prevent us from incurring indebtedness in excess of $100,000, granting liens on our assets or repurchasing or declaring dividends on our equity securities, any of which could harm our business. In addition to limiting our ability to operate our business, a failure to comply with these covenants would lead to a default under the notes and an acceleration of the outstanding amounts due under the notes. If this were to occur we can make no assurance that we would have sufficient funds to repay the notes, which could result in foreclosure proceedings against our assets or bankruptcy or insolvency proceedings.

Clinical trials are very expensive, time-consuming and difficult to design and implement and it is unclear whether the results of such clinical trials will be favorable

We commenced two Phase 3 trials of our AzaSite product candidate in the third quarter of 2004. In October 2005 we announced the completion of enrollment in one of the two Phase 3 trials and in December 2005 announced preliminary results of that first trial. In January 2006 we announced the completion of enrollment in the second Phase 3 trial and in March 2006 announced the results of that trial. We expect our current cash (including the proceeds from our August Private Placement) will only be sufficient to enable us to continue our operations as currently planned until approximately the end of December 2006. Accordingly, we may require additional funds to respond to any inquiries from the FDA, obtain the necessary FDA approvals and market the product. Any delay or failure in our response to inquires about our NDA for AzaSite or in the FDA approval process will likely require us to obtain even further funding and such delay or failure could make it much more difficult or expensive for us to obtain funding. Human clinical trials for our product candidates are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming. We estimate that clinical trials of our other product candidates will take at least several years to complete once initiated. Furthermore, we could encounter problems that cause us to abandon or repeat clinical trials, further delaying or preventing the completion of such trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;
•	determination of dosing issues;
•	lack of effectiveness during clinical trials;
•	slower than expected rates of patient recruitment;
•	inability to monitor patients adequately during or after treatment; and
•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our submissions or the conduct of these trials.

The results of our clinical trials may not support our product candidate claims

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Even if pre-clinical testing and early clinical trials for a product candidate are successful, this does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing or meet our expectations. The clinical trial process may fail to demonstrate that our product candidates are safe for humans or effective for indicated uses. In addition, our clinical trials involve relatively small patient populations. Because of the small sample size, the results of these clinical trials may not be indicative of future results. Any such failure would likely cause us to abandon the product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay or preclude the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. For example, if the FDA determines that our current AzaSite Phase 3 trials did not produce sufficient evidence to obtain approval for the commercialization of AzaSite or the FDA refuses to accept or approve our AzaSite NDA for any other reason, our business would be significantly harmed as we have devoted a significant portion of our resources to this product candidate, at the expense of our other product candidates.

We may require additional licenses or be subject to expensive and uncertain patent litigation in order to sell AzaSite in the U.S. and/or Europe; We are aware that Pfizer has received patents in the U.S. and Europe which cover the use of azithromycin in a topical formulation to treat bacterial infections in the eye

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflicts could invalidate our issued patents, limit the scope of the patents, if any, we may be able to obtain, result in the denial of our patent applications or block our rights to exploit our technology. In addition, if the USPTO or foreign patent agencies have issued or issue patents that cover our activities to other companies, we may not be able to obtain licenses to these patents at all, or at a reasonable cost, or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in or be precluded altogether from introducing products to the market.

We are aware that Pfizer has been issued U.S. Patent No. 6861411 by the USPTO and the European Patent Office has granted its European counterpart EP 0925789, both of which cover the use of azithromycin in a topical formulation to treat ophthalmic infections. We may require a license under these patents to develop or sell AzaSite for ophthalmic indications in the U.S. and/or Europe, which may not be available on reasonable commercial terms, if at all. If we are unable to obtain a license to these patents, Pfizer brings suit to enforce them, these patents are held valid and enforceable and our technology is deemed to infringe these patents, Pfizer would be entitled to damages and we could be prevented from selling AzaSite in Europe and/or the U.S.

We may need to litigate in order to defend against claims of infringement by Pfizer or others, to enforce patents issued to us or to protect trade secrets or know-how owned or licensed by us. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business, prospects, financial condition, and results of operations. Such costs can be particularly harmful to emerging companies such as ours without significant existing revenue streams or other cash resources. We have also agreed to indemnify our licensees against infringement claims by third parties related to our technology, which could result in additional litigation costs and liability for us. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us, thereby utilizing our limited resources for purposes other than product development and commercialization.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	redesign our products or processes to avoid infringement;
•	stop using the subject matter claimed in the patents held by others, which could preclude us from commercializing our products;
•	pay damages; or
•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

Our business depends upon our proprietary rights, and we may not be able to protect, enforce or secure our intellectual property rights adequately

Our future success will depend in large part on our ability to obtain patents, protect trade secrets, obtain and maintain rights to technology developed by others, and operate without infringing upon the proprietary rights of others. A substantial number of patents in the field of ophthalmology and genetics have been issued to pharmaceutical, biotechnology and biopharmaceutical companies. Moreover, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with ours. Our patent applications may not be approved. We may not be able to develop additional proprietary products that are patentable. Even if we receive patent issuances, those issued patents may not be able to provide us with adequate protection for our inventions or may be challenged by others.

Furthermore, the patents of others may impair our ability to commercialize our products. The patent positions of firms in the pharmaceutical and genetic industries generally are highly uncertain, involve complex legal and factual questions, and have recently been the subject of much litigation. The USPTO and the courts have not developed, formulated, or presented a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under pharmaceutical and genetic patents. Despite our efforts to protect our proprietary rights, others may independently develop similar products, duplicate any of our products or design around any of our patents. In addition, third parties from which we have licensed or otherwise obtained technology may attempt to terminate or scale back our rights.

We also depend upon unpatented trade secrets to maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Our trade secrets may also be disclosed, and we may not be able to protect our rights to unpatented trade secrets effectively. To the extent that we or our consultants or research collaborators use intellectual property owned by others, disputes also may arise as to the rights in related or resulting know-how and inventions.

Our current financial situation may impede our ability to protect or enforce adequately our legal rights under our agreements and intellectual property

We expect our current cash (including the proceeds from our August Private Placement) to enable us to continue our operations as currently planned only until approximately the end of December 2006, excluding repayment of amounts due under our December 2005 and January 2006 Senior Secured Notes. Our limited financial resources make it more difficult for us to enforce our intellectual property rights, through filing or maintaining our patents, taking legal action against those that may infringe on our proprietary rights, defending infringement claims against us, or otherwise. Our current financial situation may impede our ability to enforce our legal rights under various agreements we are currently a party to or may become a party to due to our inability to incur the costs associated with such enforcement. Our inability to adequately protect our legal and intellectual property rights may make us more vulnerable to infringement and could materially harm our business.

We are dependent upon key employees and we may not be able to retain or attract key employees, and our ability to attract and retain key employees is likely to be harmed by our current financial situation

We are highly dependent on Dr. Chandrasekaran, who is our chief executive officer, president and chief financial officer, and Dr. Lyle Bowman, our vice president, development and operations. The loss of services from either of these key personnel might significantly delay or prevent the achievement of planned development objectives. We carry a $1.0 million life insurance policy on Dr. Chandrasekaran under which we are the sole beneficiary, however in the event of the death of Dr. Chandrasekaran such policy would be unlikely to fully compensate us for the hardship and expense in finding a successor such a loss would cause us. We do not carry a life insurance policy on Dr. Bowman. Furthermore, a critical factor to our success will be recruiting and retaining qualified personnel. Competition for skilled individuals in the biotechnology business is highly intense, and we may not be able to continue to attract and retain personnel necessary for the development of our business. Our ability to attract and retain such individuals may be reduced by our recent and current difficult financial situation and our past reductions in force. The loss of key personnel or the failure to recruit additional personnel or to develop needed expertise would harm our business.

We rely on third parties to develop, market and sell our products; we may not be able to continue existing or enter into additional third-party arrangements, and these third parties’ efforts may not be successful

We do not plan on establishing an internal, dedicated sales force or a marketing organization for our product candidates. We also rely on third parties for clinical testing and certain other product development activities especially in the area of our glaucoma programs. We are currently pursuing a licensing or collaborative agreement for the sale and marketing of our AzaSite product candidate. There can be no assurance that we will be successful in entering into such an agreement or that a partner would be successful in their efforts, either of which could significantly harm our business. In order to pursue our anti-inflammatory and glaucoma programs, ISV-205, we must enter into a third-party collaboration agreement for the development, marketing and sale thereof or develop, market and sell the product ourselves. There can be no assurance that we will be successful in finding a corporate partner for our ISV-205 programs or that any collaboration will be successful, either of which could significantly harm our business. In addition, we have no experience in marketing and selling products and we cannot assure you that we would be successful in marketing ISV-205 ourselves. If we are to develop and commercialize our product candidates successfully, including ISV-205, we will be required to enter into arrangements with one or more third parties that will:

•	provide for Phase 2 and/or Phase 3 clinical testing;
•	obtain or assist us in other activities associated with obtaining regulatory approvals for our product candidates; and
•	market and sell our products, if they are approved.

In December 2003, we completed the sale of our drug candidate ISV-403 for the treatment of ocular infections to Bausch & Lomb Incorporated. Bausch & Lomb has assumed all future ISV-403 development and commercialization expenses and is responsible for all development activities, with our assistance, as appropriate. The Bausch & Lomb Purchase Agreement and License Agreement grants Bausch & Lomb rights to develop and market ISV-403, subject to payment of royalties, in all geographies except Japan (which were retained by SSP, in connection with a separate license agreement between us and SSP), with such rights being shared with SSP in Asia (except Japan) and exclusive elsewhere. This sale resulted in the termination of the August 2002 license agreement we entered into with Bausch & Lomb related to ISV-403. Our ability to generate royalties from this agreement will be dependent upon Bausch & Lomb’s ability to complete the development of ISV-403, obtain regulatory approval for the product and successfully market it. In addition, under the Bausch & Lomb Purchase Agreement, we also have certain potential indemnification obligations to Bausch & Lomb in connection with the asset sale which, if triggered, could significantly harm our business and our financial position.

Our marketing and sales efforts related to our OcuGene glaucoma genetic test have been significantly curtailed. Any future activities would be pursued using external resources including:

•	a network of key ophthalmic clinicians; and
•	other resources with ophthalmic expertise.

We may not be able to enter into or maintain arrangements with third parties with ophthalmic or diagnostic industry experience on acceptable terms or at all. If we are not successful in concluding such arrangements on acceptable terms, or at all, we may be required to establish our own sales force and expand our marketing organization significantly, despite the fact that we have no experience in sales, marketing or distribution. Even if we do enter into collaborative relationships these relationships can be terminated forcing us to seek alternatives. We may not be able to build a marketing staff or sales force and our sales and marketing efforts may not be cost-effective or successful.

In addition, we currently contract with a third party to assemble the sample collection kits used in our OcuGene glaucoma genetic test. If our assembler should encounter significant delays or we have difficulty maintaining our existing relationship, or in establishing a new one, our sales of this product could be adversely affected.

Our strategy for research, development and commercialization of our products requires us to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others; furthermore, we are dependent on the diligent efforts and subsequent success of these outside parties in performing their responsibilities

Because of our reliance on third parties for the development, marketing and sale of our products, any revenues that we receive will be dependent on the efforts of these third parties, such as our corporate collaborators. These partners may terminate their relationships with us and may not diligently or successfully market our products. In addition, marketing consultants and contract sales organizations, that we may use in the future for OcuGene and potential future products such as AzaSite, may market products that compete with our products and we must rely on their efforts and ability to market and sell our products effectively. We may not be able to conclude arrangements with other companies to support the commercialization of our products on acceptable terms, or at all. Moreover, our current financial condition may make us a less attractive partner to potential collaborators. In addition, our collaborators may take the position that they are free to compete using our technology without compensating or entering into agreements with us. Furthermore, our collaborators may pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases or disorders targeted by our collaborations.

Physicians and patients may not accept and use our products

Even if the FDA approves our product candidates, physicians and patients may not accept and use them. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;
•	cost-effectiveness of our products relative to competing products;
•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	cost-effectiveness of our products relative to competing products;
•	perceived benefits of competing products or treatments;
•	physicians’ comfort level and prior experience with and use of competing products;
•	availability of reimbursement for our products from government or other healthcare payers; and
•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs, particularly AzaSite, to find market acceptance would harm our business and could require us to seek additional financing.

Questions concerning our financial condition may cause customers and current and potential partners to reduce or not conduct business with us

Our recent and on-going financial difficulties, and concerns regarding our ability to continue operations, even if we are able to raise additional funding, may cause current and potential customers and partners to decide not to conduct business with us, to reduce or terminate the business they currently conduct with us, or to conduct business with us on terms that are less favorable than those customarily offered by them. In such event, our sales would likely decrease, our costs could increase, our product development and commercialization efforts would suffer and our business will be significantly harmed.

It is difficult to evaluate our business because we are in an early stage of development and our technology is untested

We are in an early stage of developing our business, particularly with respect to commercializing our products. We have only received an insignificant amount of royalties from the sale of one of our products, an over-the-counter dry eye treatment, and in 2002 we began to receive a small amount of revenues from the sale of our OcuGene glaucoma genetic test. Before regulatory authorities grant us marketing approval for additional products, we need to conduct significant additional research and development and preclinical and clinical testing. With respect to our leading product candidate, AzaSite, the FDA must accept and approve our NDA and approve commercialization of the product. All of our products, including AzaSite, are subject to risks that are inherent to products based upon new technologies. These risks include the risks that our products:

•	are found to be unsafe or ineffective;
•	fail to receive necessary marketing clearance from regulatory authorities;
•	even if safe and effective, are too difficult or expensive to manufacture or market;
•	are unmarketable due to the proprietary rights of third parties; or
•	are not able to compete with superior, equivalent, more cost-effective or more effectively promoted products offered by competitors.

Therefore, our research and development activities including with respect to AzaSite may not result in any commercially viable products.

We have a history of operating losses and we expect to continue to have losses in the future

We have incurred significant operating losses since our inception in 1986 and have pursued numerous drug development candidates that did not prove to have commercial potential. As of June 30, 2006, our accumulated deficit was approximately $146.9 million. We expect to incur net losses for the foreseeable future or until we are able to achieve significant royalties or other revenues from sales of our products. In addition, we recognize revenue when all services have been performed and collectibility is reasonably assured. Accordingly, revenue for sales of OcuGene may be recognized in a later period than the associated recognition of costs of the services provided, especially during the initial launch of the product. In addition, due to this delay in revenue recognition, our revenues recognized in any given period may not be indicative of our then current viability and market acceptance of our OcuGene product.

Attaining significant revenue or profitability depends upon our ability, alone or with third parties, to develop our potential products successfully, conduct clinical trials, obtain required regulatory approvals and manufacture and market our products successfully. We may not ever achieve or be able to maintain significant revenue or profitability, including with respect to our leading product candidate AzaSite.

We may not successfully manage any growth

Even if we are able to raise additional funding and gain FDA approval for additional products, including AzaSite, our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we will have to expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

Our products are subject to government regulations and approvals which may delay or prevent the marketing of potential products and impose costly procedures upon our activities

The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon preclinical and clinical testing, manufacturing and marketing of pharmaceutical products. Lengthy and detailed preclinical and clinical testing, validation of manufacturing and quality control processes, and other costly and time-consuming procedures are required. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approval on a timely basis, or at all, for any products we develop. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even after we have obtained regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Moreover, the FDA has recently reduced previous restrictions on the marketing, sale and prescription of products for indications other than those specifically approved by the FDA. Accordingly, even if we receive FDA approval of a product for certain indicated uses, our competitors, including our collaborators, could market products for such indications even if such products have not been specifically approved for such indications. Additionally, the FDA issued an advisory that microarrays used for diagnostic and prognostic testing may need regulatory approval. The need for regulatory approval of multiple gene analysis is uncertain at this time. Delay in obtaining or failure to obtain regulatory approvals would make it difficult or impossible to market our products and would harm our business, prospects, financial condition, and results of operations.

The FDA’s policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States could result in new government regulations that could harm our business. Adverse governmental regulation might arise from future legislative or administrative action, either in the United States or abroad. See “-Uncertainties regarding healthcare reform and third-party reimbursement may impair our ability to raise capital, form collaborations and sell our products”

We have no experience in performing the analytical procedures related to genetic testing and have established an exclusive commercial agreement with a third party to perform these procedures for our OcuGene glaucoma genetic test; If we are unable to maintain this arrangement, and are unable to establish new arrangements with third parties, we will have to establish our own regulatory compliant analytical process for genetic testing and may not have the financial resources to do so

We have no experience in the analytical procedures related to genetic testing. We have entered into an agreement with Quest Diagnostics Incorporated, or Quest, under which Quest exclusively performs OcuGene genetic analytical procedures at a commercial scale in the United States. Accordingly, we are reliant on Quest for all of our OcuGene analytical procedures. If we are unable to maintain this arrangement, we would have to contract with another clinical laboratory or would have to establish our own facilities. We cannot assure you that we will be able to contract with another laboratory to perform these services on a commercially reasonable basis, or at all.

Clinical laboratories must adhere to Good Laboratory Practice regulations that are strictly enforced by the FDA on an ongoing basis through the FDA’s facilities inspection program. Should we be required to perform the analytical procedures for genetic testing ourselves, we:

•	will be required to expend significant amounts of capital to install an analytical capability;
•	will be subject to the regulatory requirements described above; and
•	will require substantially more additional capital than we otherwise may require.

We cannot assure you we will be able to successfully enter into another genetic testing arrangement or perform these analytical procedures ourselves on a cost-efficient basis, or at all.

We rely on a sole source for some of the raw materials in our products, including AzaSite, and the raw materials we need may not be available to us

We currently have a single supplier for azithromycin, the active drug incorporated into our AzaSite product candidate. The supplier has a Drug Master File on the compound with the FDA and is subject to the FDA’s review and oversight. If this supplier failed or refused to continue to supply us, the FDA were to identify issues in the production of the drug that the supplier was unable to resolve quickly and cost-effectively, or other issues were to arise that impact production, our ability to commence the commercial sale of AzaSite if it is approved, could be interrupted, which would harm our business prospects. Additional suppliers for this drug exist, but qualification of an alternative source could be time consuming, expensive and could harm our business and there is no guarantee that these additional suppliers can supply sufficient quantities at a reasonable price, or at all.

SSP is the sole source for the active drug incorporated into the ISV-403 product candidate we sold to Bausch & Lomb for further development and commercialization. SSP has submitted a Drug Master File on the compound with the FDA and is subject to the FDA’s review and oversight. If SSP is unable to obtain and maintain FDA approval for their production of the drug or is otherwise unable or unwilling to supply Bausch & Lomb with sufficient quantities of the drug, Bausch & Lomb’s ability to continue with the development, and potentially the commercial sale if the product is approved, of ISV-403 would be interrupted or impeded, and our future royalties from commercial sales of the ISV-403 product could be delayed or reduced and our business could be harmed.

In addition, certain of the raw materials we use in formulating our DuraSite drug delivery system are available only from Noveon Corporation, or Noveon. Although we do not have a current supply agreement with Noveon, to date we have not encountered any difficulties obtaining necessary materials from them. Any significant interruption in the supply of these raw materials could delay our clinical trials, product development or product sales and could harm our business.

We have no experience in commercial manufacturing and if contract manufacturing is not available to us or does not satisfy regulatory requirements, we will have to establish our own regulatory compliant manufacturing capability and may not have the financial resources to do so

We have no experience manufacturing products for Phase 3 and commercial purposes. We have a pilot facility licensed by the State of California to manufacture a number of our products for Phase 1 and Phase 2 clinical trials but not for late stage clinical trials or commercial purposes. Any delays or difficulties that we may encounter in establishing and maintaining a relationship with qualified manufacturers to produce, package and distribute our finished products may harm our clinical trials, regulatory filings, market introduction and subsequent sales of our products.

We have a contract with Cardinal Health, the manufacturer of our AzaSite Phase 3 clinical trial supplies and registration batches, to validate their production line for commercial scale batches and to manufacture the required validation batches for FDA review. Additionally, we have entered into a commercial manufacturing agreement with Cardinal Health for an initial four year period. Other commercial manufacturers exist and we currently believe that we could obtain alternative commercial manufacturing services if required. However, qualification of another manufacturer, transfer of the manufacturing process and regulatory approval of such a site would be costly and time consuming and would adversely impact our potential market introduction and subsequent sales of AzaSite. Cardinal Health’s facility and the line that will be used to produce the AzaSite units will be subject to inspection by the FDA prior to the approval of the related NDA that we submitted to the FDA in June 2006. While we believe Cardinal Health will be prepared for the inspections, they could encounter delays or difficulties in preparing for, or during, the inspection which would adversely impact our potential market introduction and subsequent sales of AzaSite.

We currently contract with a third party to assemble the sample collection kits used in our OcuGene glaucoma genetic test. If our assembler should encounter significant delays or we have difficulty maintaining our existing relationship, or in establishing a new one, our sales of this product could be adversely affected.

Contract manufacturers must adhere to Good Manufacturing Practices regulations that are strictly enforced by the FDA on an ongoing basis through the FDA’s facilities inspection program. Contract manufacturing facilities must pass a pre-approval plant inspection before the FDA will approve a new drug application. Some of the material manufacturing changes that occur after approval are also subject to FDA review and clearance or approval. The FDA or other regulatory agencies may not approve the process or the facilities by which any of our products may be manufactured. Our dependence on third parties to manufacture our products may harm our ability to develop and deliver products on a timely and competitive basis. Should we be required to manufacture products ourselves, we:

•	will be required to expend significant amounts of capital to install a manufacturing capability;
•	will be subject to the regulatory requirements described above;
•	will be subject to similar risks regarding delays or difficulties encountered in manufacturing any such products; and
•	will require substantially more additional capital than we otherwise may require.

Therefore, we may not be able to manufacture any products successfully or in a cost-effective manner.

We compete in highly competitive markets and our competitors’ financial, technical, marketing, manufacturing and human resources may surpass ours and limit our ability to develop and/or market our products and technologies

Our success depends upon developing and maintaining a competitive advantage in the development of products and technologies in our areas of focus. We have many competitors in the United States and abroad, including pharmaceutical, biotechnology and other companies with varying resources and degrees of concentration in the ophthalmic market. Our competitors may have existing products or products under development which may be technically superior to ours or which may be less costly or more acceptable to the market. Our competitors may obtain cost advantages, patent protection or other intellectual property rights that would block or limit our ability to develop our potential products. Competition from these companies is intense and is expected to increase as new products enter the market and new technologies become available. Many of our competitors have substantially greater financial, technical, marketing, manufacturing and human resources than we do, particularly in light of our current financial condition. In addition, they may succeed in developing technologies and products that are more effective, safer, less expensive or otherwise more commercially acceptable than any that we have or will develop. Our competitors may also obtain regulatory approval for commercialization of their products more effectively or rapidly than we will. If we decide to manufacture and market our products by ourselves, we will be competing in areas in which we have limited or no experience such as manufacturing efficiency and marketing capabilities. See “ - We may require additional licenses or be subject to expensive and uncertain patent litigation in order to sell AzaSite in the U.S. and/or Europe; We are aware that Pfizer has recently received patents in the U.S. and Europe which cover the use of azithromycin in a topical formulation to treat bacterial infections in the eye,” and “- We have no experience in commercial manufacturing and need to establish manufacturing relationships with third parties, and if contract manufacturing is not available to us or does not satisfy regulatory requirements, we will have to establish our own regulatory compliant manufacturing capability and may not have the financia1 resources to do so.”

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will be harmed.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have products competitive with AzaSite already approved or in development, including Zymar and Ocuflox by Allergan, Vigamox and Ciloxan by Alcon, and Quixin by Johnson & Johnson. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;
•	undertaking pre-clinical testing and human clinical trials;
•	obtaining FDA and other regulatory approvals of drugs;
•	formulating and manufacturing drugs;
•	launching, marketing and selling drugs; and
•	attracting qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Uncertainties regarding healthcare reform and third-party reimbursement may impair our ability to raise capital, form collaborations and sell our products

The continuing efforts of governmental and third-party payers to contain or reduce the costs of healthcare through various means may harm our business. For example, in some foreign markets the pricing or profitability of health care products is subject to government control. In the United States, there have been, and we expect there will continue to be, a number of federal and state proposals to implement similar government control. The implementation or even the announcement of any of these legislative or regulatory proposals or reforms could harm our business by impeding our ability to achieve profitability, raise capital or form collaborations. In addition, the availability of reimbursement from third-party payers determines, in large part, the demand for healthcare products in the United States and elsewhere. Examples of such third-party payers are government and private insurance plans. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and third-party payers are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to the market, reimbursement from third-party payers may not be available or may not be sufficient to allow us to sell our products on a competitive or profitable basis.

Our insurance coverage may not adequately cover our potential product liability exposure

We are exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive. Although we believe our current insurance coverage is adequate to cover likely claims we may encounter given our current stage of development and activities, our present product liability insurance coverage may not be adequate to cover all potential claims we may encounter. In addition, our existing coverage will not be adequate as we further develop, manufacture and market our products, and we may not be able to obtain or afford adequate insurance coverage against potential claims in sufficient amounts or at a reasonable cost.

Our use of hazardous materials may pose environmental risks and liabilities which may cause us to incur significant costs

Our research, development and manufacturing processes involve the controlled use of small amounts of hazardous solvents used in pharmaceutical development and manufacturing, including acetic acid, acetone, acrylic acid, calcium chloride, chloroform, dimethyl sulfoxide, ethyl alcohol, hydrogen chloride, nitric acid, phosphoric acid and other similar solvents. We retain a licensed outside contractor that specializes in the disposal of hazardous materials used in the biotechnology industry to properly dispose of these materials, but we cannot completely eliminate the risk of accidental contamination or injury from these materials. Our cost for the disposal services rendered by our outside contractor was approximately $7,100 and $10,400 for the years ended 2005 and 2004, respectively. In the event of an accident involving these materials, we could be held liable for any damages that result, and any such liability could exceed our resources. Moreover, as our business develops we may be required to incur significant costs to comply with federal, state and local environmental laws, regulations and policies, especially to the extent that we manufacture our own products.

If we engage in acquisitions, we will incur a variety of costs, and the anticipated benefits of the acquisition may never be realized

We may pursue acquisitions of companies, product lines, technologies or businesses that our management believes are complementary or otherwise beneficial to us. Any of these acquisitions could have a negative effect on our business. Future acquisitions may result in substantial dilution to our stockholders, the incurrence of additional debt and amortization expenses related to goodwill, research and development and other intangible assets. In addition, acquisitions would involve several risks for us, including:

•	assimilating employees, operations, technologies and products from the acquired companies with our existing employees, operations, technologies and products;
•	diverting our management’s attention from day-to-day operation of our business;
•	entering markets in which we have no or limited direct experience; and
•	potentially losing key employees from the acquired companies.

Management and principal stockholders may be able to exert significant control on matters requiring approval by our stockholders and security interests in our assets held by our creditors, including management may enable them to control the disposition of such assets

As of June 30, 2006, our management and principal stockholders together beneficially owned approximately 20% of our outstanding shares of Common Stock. In addition, investors in our March/June 2004 and May 2005 private placements, as a group, owned approximately 26% of our outstanding shares of Common Stock as of June 30, 2006. If such investors were to exercise the warrants they currently hold, assuming no additional acquisitions, sales or distributions, such investors would own approximately 36% of our outstanding shares of Common Stock based on their ownership percentages as of June 30, 2006. As a result, these two groups of stockholders, acting together or as individual groups, may be able to exert significant control on matters requiring approval by our stockholders, including the election of all or at least a majority of our Board of Directors, amendments to our charter, and the approval of business combinations and certain financing transactions.

In July 2003, we issued a $400,000 short-term senior secured note payable to Dr. Chandrasekaran, our chief executive officer, chief financial officer and a member of our Board of Directors, for cash. As of June 30, 2006, $231,000 in principal amount remained outstanding. This note bears an annual interest rate of five and one-half percent (5.5%) and is due on the earlier to occur of March 31, 2007 and upon an event that triggers a Mandatory Redemption of the notes issued in the offering of our Senior Secured Notes, and is secured by a lien on all of our assets including our intellectual property. In addition, the Senior Secured Notes are secured by a lien on all of our assets and are on parity with the note issued to our chief executive officer.

These security interests will enable the holders of the Senior Secured Notes to control the disposition of all of our assets in the event of our liquidation. If we are unable to repay the amounts due under this indebtedness, such secured lenders could cause us to enter into involuntary liquidation proceedings in the event we default on our obligations and take possession of our assets.

The market prices for securities of biopharmaceutical and biotechnology companies such as ours have been and are likely to continue to be highly volatile due to reasons that are related and unrelated to our operating performance and progress

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements and circumstances, such as our current financial condition, the audit report included in our annual report on Form 10-K for the year ended December 31, 2005 that included an explanatory paragraph referring to our recurring operating losses and a substantial doubt about our ability to continue as a going concern, our ability to obtain new financing, the status of our relationships or proposed relationships with third-party collaborators, the terms of any financing we are able to raise, the results of testing and clinical trials, developments in patent or other proprietary rights of us or our competitors, litigation regarding the same, technological innovations or new therapeutic products, governmental regulation, or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

The exercise of outstanding warrants and the sale of the shares of our Common Stock issuable upon exercise of those outstanding warrants could result in dilution to our current holders of Common Stock and cause a significant decline in the market price for our Common Stock. We have not paid any cash dividends on our Common Stock, and we do not anticipate paying any dividends on our Common Stock in the foreseeable future.

In connection with our December 2005 and January 2006 Private Placement of Notes and Warrants, we issued Warrants to purchase 1,460,000 shares of our Common Stock. In connection with our August Private Placement we issued warrants to purchase 958,015 shares of our Common Stock.

In addition, terrorist attacks in the U.S. and abroad, U.S. retaliation for these attacks, the war in Iraq and continued worldwide economic weakness and the related decline in consumer confidence have had, and may continue to have, an adverse impact on the U.S. and world economy. These and similar events, as well as fluctuations in our operating results and market conditions for biopharmaceutical and biotechnology stocks in general, could have a significant effect on the volatility of the market price for our Common Stock, the future price of our Common Stock and on our ability to raise additional financing.

We have adopted and are subject to anti-takeover provisions that could delay or prevent an acquisition of our Company and could prevent or make it more difficult to replace or remove current management

Provisions of our certificate of incorporation and bylaws may constrain or discourage a third party from acquiring or attempting to acquire control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. In addition, such provisions could also prevent or make it more difficult for our stockholders to replace or remove current management and could adversely affect the price of our Common Stock if they are viewed as discouraging takeover attempts, business combinations or management changes that stockholders consider in their best interest. Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock (“Preferred Stock”), 15,000 of which have been designated as Series A-1 Preferred Stock. Our Board of Directors has the authority to determine the price, rights, preferences, privileges and restrictions, including voting rights, of the remaining unissued shares of Preferred Stock without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, even if the transaction might be desired by our stockholders. Provisions of Delaware law applicable to us could also delay or make more difficult a merger, tender offer or proxy contest involving us, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless conditions set forth in the Delaware General Corporation Law are met. The issuance of Preferred Stock or Section 203 of the Delaware General Corporation Law could also be deemed to benefit incumbent management to the extent these provisions deter offers by persons who would wish to make changes in management or exercise control over management. Other provisions of our certificate of incorporation and bylaws may also have the effect of delaying, deterring or preventing a takeover attempt or management changes that our stockholders might consider in their best interest. For example, our bylaws limit the ability of stockholders to remove directors and fill vacancies on our Board of Directors. Our bylaws also impose advance notice requirements for stockholder proposals and nominations of directors and prohibit stockholders from calling special meetings or acting by written consent.

Legislative actions, higher insurance costs and potential new accounting pronouncements are likely to impact our future financial position and results of operations

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. Beginning with our 2006 fiscal year we must comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding certification of our internal control over financial reporting, which could significantly increase our compliance costs. The Sarbanes-Oxley Act of 2002 and other rule changes and proposed legislative initiatives are likely to increase general and administrative costs. In addition, insurance costs, including health, workers’ compensation and directors and officers’ insurance costs, have been dramatically increasing and insurers are likely to increase rates as a result of high claims rates over the past year and our rates are likely to increase further in the future. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the 5,748,091 shares of our common stock by the selling stockholders. Of such shares of common stock covered by the registration statement of which this prospectus is a part, 958,015 are issuable upon exercise of warrants. If the warrants are exercised we will receive cash for the exercise price, which is initially $1.51 for each share of common stock issued upon exercise of the warrants. If all of the warrants issued in our August Private Placement are exercised, we would receive an aggregate of $1,446,602 in cash.

We have agreed to bear all of the expenses incurred in connection with the registration of these shares. To the extent we receive any cash upon any exercise of the warrants, we expect to use that cash for general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by the selling stockholders and certain other information regarding such stockholders, as of September 30, 2006. The shares offered by this prospectus may be offered from time to time by the selling stockholders. The following table assumes that the selling stockholders will sell all of the shares being offered for their respective accounts by this prospectus. However, the selling stockholders may sell some, all or none of their shares of our common stock offered by this prospectus and we are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares of our common stock before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares of our common stock. The information in the table below is current only as of the date of this prospectus.

In the following table, except as noted below, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnotes below, we believe that each of the selling stockholders named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares registered hereby that are subject to outstanding warrants held by that person and any shares subject to outstanding warrants or options that are currently exercisable or exercisable within 60 days after September 30, 2006. Applicable percentages are based on 92,708,476 shares of our common stock outstanding on September 30, 2006.

	Number of Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent	Number	Number	Percent
Figaro Investments Ltd. (2)	89,360	*	27,960	61,400	*
Raytheon Master Pension Trust (3)	344,080	*	103,680	240,400	*
WTC-CTF Unconventional Value Portfolio (4)	138,240	*	138,240	-	*
WTC-CIF Unconventional Value Portfolio (5)	150,000	*	150,000	-	*
J. Caird Partners, L.P. (6)	1,308,040	1.41	372,240	935,800	1.01
J. Caird Investors (Bermuda) L.P. (7)	1,394,580	1.50	407,880	986,700	1.06
Pinto Technology Ventures, L.P. (8)	10,238,999	10.75	2,748,091	7,490,908	7.91
Atlas Master Fund, Ltd. (9)	3,369,113	3.60	124,796	3,244,317	3.46
Visium Long Bias Fund, L.P. (10)	268,857	*	132,000	136,857	*
Visium Long Bias Offshore Fund, Ltd. (11)	988,216	1.07	441,090	547,126	*
Visium Balanced Offshore Fund, Ltd. (12)	1,937,867	2.09	664,686	1,273,181	1.37
Visium Balanced Fund, L.P. (13)	1,259,443	1.36	437,428	822,015	*

*Less than one percent.

(1)	“Prior to this Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale.

(2)
Includes 4,660 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Wellington Management Company, LLP share voting and dispositive power with its clients with respect to these securities.

(3)
Includes 17,280 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Wellington Management Company, LLP share voting and dispositive power with its clients with respect to these securities.

(4)
Includes 23,040 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Wellington Management Company, LLP share voting and dispositive power with its clients with respect to these securities.

(5)
Includes 25,000 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Wellington Management Company, LLP share voting and dispositive power with its clients with respect to these securities.

(6)
Includes 62,040 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Wellington Management Company, LLP share voting and dispositive power with its clients with respect to these securities.

(7)
Includes 67,980 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Wellington Management Company, LLP share voting and dispositive power with its clients with respect to these securities.

(8)
Includes 2,494,378 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Matthew S. Crawford and Evan S. Melrose, M.D. share voting and dispositive power with respect to these securities.

(9)
Includes 981,026 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Balyasny Asset Management L.P. share voting and dispositive power with respect to these securities.

(10)
Includes 22,000 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Visium Asset Management L.P. and Balysany Asset Management L.P. share voting and dispositive power with respect to these securities.

(11)
Includes 73,515 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Visium Asset Management L.P. and Balysany Asset Management L.P. share voting and dispositive power with respect to these securities.

(12)
Includes 110,781 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Visium Asset Management L.P. and Balysany Asset Management L.P. share voting and dispositive power with respect to these securities.

(13)
Includes 72,905 shares of common stock issuable within 60 days of September 30, 2006 upon the exercise of warrants of the Registrant. Visium Asset Management L.P. and Balysany Asset Management L.P. share voting and dispositive power with respect to these securities.

PLAN OF DISTRIBUTION

The 5,748,091 shares of our common stock covered by the registration statement, of which this prospectus is a part, are being offered on behalf of the selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. Of such shares of common stock, 958,015 are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants issued in our August Private Placement. If the warrants are exercised, we will receive cash for the exercise price, which is initially $1.51 for each share of common stock issued upon the exercise of the warrants. If all of the warrants issued in our August Private Placement are exercised, we would receive an aggregate of $1,446,602 in cash. The shares of our common stock or interests therein may be sold from time to time by the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our common stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:

•
a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	privately negotiated transactions;
•	by pledge to secure debts or other obligations;
•	put or call transactions;
•	to cover hedging transactions;
•	underwritten offerings; or
•	any other legally available means.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the price at which the shares were sold;
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transaction.

In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Under the subscription agreements entered into between us and the selling stockholders who were investors in our August Private Placement, such selling stockholders have agreed that during the period from the date that such selling stockholders were first contacted with respect to such private placement through the date upon which this registration statement is declared effective, such selling stockholders would not directly or indirectly, through related parties, affiliates or otherwise sell "short" or "short against the box" any of our equity securities.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the issued and outstanding shares of common stock or the shares of stock issuable upon exercise of warrants may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling stockholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, because the selling stockholder may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

Any shares covered by the registration statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act, and such selling stockholders agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. We also agreed to maintain the effectiveness of this registration statement, subject to certain exceptions, until the earlier of 1) the date on which all shares covered by the registration statement of which this prospectus is a part have been sold or otherwise disposed of pursuant to this prospectus or 2) the date on which the shares may be resold by the selling stockholders and their affiliates without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus or interests therein.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of InSite Vision Incorporated for the years ended December 31, 2005 and December 31, 2004 appearing in InSite Vision Incorporated's Annual Report (Form 10-K) for the fiscal year ended December 31, 2005, have been audited by Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about InSite Vision Incorporated's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

The discussion in this prospectus contains certain “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and variations of such words and other similar expressions are intended to identify forward-looking statements. The cautionary statements made in this document should be read as applicable to all related forward-looking statements wherever they appear in this document. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in “Risk Factors,” beginning on page 3 of this prospectus, as well as those discussed elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence or identification of unanticipated events or previously unidentified events. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors described more fully (i) under the heading “Risk Factors” on page 3 of this prospectus and (ii) elsewhere in this prospectus.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements set forth above. Investors are cautioned not to place undue reliance on forward-looking statements contained herein, which relate only to events as of the date on which the statements are made. Except for filings that are made prior to the termination of this offering and are incorporated by reference, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-732-0330 for further information on the public reference room.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 000-22332. We hereby incorporate by reference the following:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 31, 2006;
•	Our Quarterly Reports on Form 10-Q, filed with the SEC on May 15, 2006 and August 14, 2006;
•	Our Current Reports on Form 8-K, filed with the SEC on January 18, 2006, May 1, 2006 and August 8, 2006; and
•	Any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Attn: Sandra Heine
Vice President, Finance and Administration
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501
(510) 865-8800

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not pay any portion of these expenses. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$935
Placement Agent Fees and Expenses	$210,000
Legal Fees and Expenses	$7,500
Accounting Fees and Expenses	$4,000
Miscellaneous Expenses	$0
Total	$222,435

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended (the “DGCL”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

Our amended Certificate of Incorporation provides that the our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. We have entered into indemnification agreements with all of our officers and directors, as permitted by the DGCL.

The above discussion of our corporate documents is not intended to be exhaustive and is respectively qualified in its entirety by our corporate documents.

Item 16.  Exhibits and Financial Statement Schedules.

The exhibits listed in the Exhibit Index are filed herewith or incorporated by reference herein:

(a) Exhibits

NUMBER	DESCRIPTION
4.1	Restated Certificate of Incorporation. (1)

4.2	Certificate of Amendment of Restated Certificate of Incorporation as filed with the Delaware Secretary of State on June 3, 1994. (2)

4.3	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on September 11, 1997. (2)

4.4	Certificate of Correction of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on September 26, 1997. (2)

4.5	Certificate of Designations, Preferences and Rights of Series A-1 Preferred Stock as filed with the Delaware Secretary of State on July 3, 2002. (3)

4.6	Certificate of Amendment of the Restated Certificate of Incorporation as filed with the Delaware Secretary of State on June 1, 2004. (4)

4.7*	Subscription Agreement, dated as of August 2, 2006, by and between InSite Vision Incorporated and the Subscribers named on the signature pages thereto.

4.8*	Amendment to Subscription Agreement, dated as of August 8, 2006, by and between InSite Vision Incorporated and the Subscribers named on the signature pages thereto.

4.9*	Form of Warrant.

4.10	Placement Agent Agreement, dated as of December 16, 2005, by and between InSite Vision Incorporated and Paramount Capital, Inc.(5)

5.1*	Opinion of O’Melveny & Myers LLP.

23.1*	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.

24.1*	Power of Attorney (Included on page II-4).

(1)	Incorporated by reference to exhibits in the Company’s Registration Statement on Form S-1 (Registration No. 33-68024) as filed with the Securities and Exchange Commission on August 27, 1993.

(2)	Incorporated by reference to exhibits in the Company’s Registration Statement on Form S-3 (Registration No. 333-36673) as filed with the Securities and Exchange Commission on September 29, 1997.

(3)	Incorporated by reference to an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(4)	Incorporated by reference to an exhibit to the Company’s Registration Statement on Form S-3 (Registration No. 333-116973) as filed with the Securities and Exchange Commission on June 29, 2004.

(5)	Incorporated by reference to an exhibit to the Company’s Annual Report on Form 10-K (File No. 001-14207) as filed with the Securities and Exchange Commission on March 31, 2006.

* Filed herewith.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to that information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alameda, State of California, on this 13th day of October, 2006.

INSITE VISION INCORPORATED

By:	/s/ Kumar Chandrasekaran, Ph.D.
S. Kumar Chandrasekaran, Ph.D.
Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer (on behalf of the registrant and as Principal Executive, Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints S. Kumar Chandrasekaran, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this prospectus, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title

/s/ S. Kumar Chandrasekaran, Ph.D.	Chairman of the Board, President, Chief Executive Officer and	October 13, 2006
S. Kumar Chandrasekaran, Ph.D.	Chief Financial Officer (on behalf of the registrant and as Principal Executive, Financial and Accounting Officer

/s/ Mitchell H. Friedlaender, M.D.	Director	October 13, 2006
Mitchell H. Friedlaender, M.D.

/s/ John L. Mattana	Director	October 13, 2006
John L. Mattana

/s/ Jon S. Saxe, Esq.	Director	October 13, 2006
Jon S. Saxe, Esq.

/s/ Anders P. Wiklund	Director	October 13, 2006
Anders P. Wiklund

INDEX TO EXHIBITS

NUMBER	DESCRIPTION
4.1	Restated Certificate of Incorporation. (1)
4.2	Certificate of Amendment of Restated Certificate of Incorporation as filed with the Delaware Secretary of State on June 3, 1994. (2)
4.3	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on September 11, 1997. (2)
4.4	Certificate of Correction of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock as filed with the Delaware Secretary of State on September 26, 1997. (2)
4.5	Certificate of Designations, Preferences and Rights of Series A-1 Preferred Stock as filed with the Delaware Secretary of State on July 3, 2002. (3)
4.6	Certificate of Amendment of the Restated Certificate of Incorporation as filed with the Delaware Secretary of State on June 1, 2004. (4)
4.7*	Subscription Agreement, dated as of August 2, 2006, by and between InSite Vision Incorporated and the Subscribers named on the signature pages thereto.
4.8*	Amendment to Subscription Agreement, dated as of August 8, 2006, by and between InSite Vision Incorporated and the Subscribers named on the signature pages thereto.
4.9*	Form of Warrant.
4.10	Placement Agent Agreement, dated as of December 16, 2005, by and between InSite Vision Incorporated and Paramount Capital, Inc. (5)
5.1*	Opinion of O’Melveny & Myers LLP.
23.1*	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (Included on page II-4).

(1)	Incorporated by reference to exhibits in the Company’s Registration Statement on Form S-1 (Registration No. 33-68024) as filed with the Securities and Exchange Commission on August 27, 1993.

(2)	Incorporated by reference to exhibits in the Company’s Registration Statement on Form S-3 (Registration No. 333-36673) as filed with the Securities and Exchange Commission on September 29, 1997.

(3)	Incorporated by reference to an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(4)	Incorporated by reference to an exhibit to the Company’s Registration Statement on Form S-3 (Registration No. 333-116973) as filed with the Securities and Exchange Commission on June 29, 2004.

(5)	Incorporated by reference to an exhibit to the Company’s Annual Report on Form 10-K (File No. 001-14207) as filed with the Securities and Exchange Commission on March 31, 2006.

*	Filed herewith.